SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold's MSN-Israel to Launch Entertainment Portal With Israel's Entertainment Channel dated July 6, 2005.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet  Gold's  MSN-Israel  to  Launch   Entertainment  Portal  With  Israel's
Entertainment Channel

Wednesday July 6, 1:55 am ET

PETACH TIKVA, Israel, July 6 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ:
IGLD, TASE: IGLD) today announced that MSN-Israel, the subsidiary it owns with Microsoft Corporation (Internet Gold's share: 50.1%), has signed a memorandum of understanding (MOU) with the Israel Entertainment Channel (owned jointly by Israel's HOT communications company and Slutzky Communication channels) to jointly create a Hebrew-language Internet entertainment portal. The portal will be hosted on the MSN-Israel home page and marketed to all Israeli web users. The companies plan to launch the new portal in the near future and believe that it will become an important traffic and revenue driver for MSN-Israel.

Commenting on the news, Uri Adoni, CEO of MSN-Israel, said, "This agreement reflects the fact that an increasing portion of the public now sees the Internet as an important entertainment media, just as they do television. By joining forces with Israel's leading provider of entertainment content, we will be able to create a portal that will become a powerful force in the local entertainment market."

Hagit Caspi-Yakoby, the CEO of the Israel Entertainment Channel, added, "By joining with MSN-Israel, Israel's leading Internet media portal, we will be able to expand our reach beyond television, re-positioning ourselves as a cross-media provider of entertainment content. We are excited by the opportunity to offer unique designed-for-the-Internet programming and to bring our most popular television programs to the Internet."

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Through MSN Israel, its (50.1% owned) joint-venture with Microsoft Corp. (49.9% owned), the Company operates several of Israel's Internet portals. Its fully-owned subsidiary, Internet Gold International, specializes in the provision of international Internet and communication services. Its fully-owned subsidiary, GoldMind, focuses on the provision of Internet value-added services. Through GoldTrade, its fully-owned e-commerce subsidiary, the Company has established itself as one of Israel's leading e-commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  July 6, 2005